Pricing Term Sheet dated as of June 4, 2009	Filed pursuant to Rule 433 Registration File No. 333-150238 Supplementing the Preliminary Prospectus Supplements dated June 1, 2009 (To Prospectus dated April 23, 2009)

Western Refining, Inc.

Concurrent Offerings of
20,000,000 Shares of Common Stock, par value $0.01 per share
(the “Common Stock Offering”)
and
$200,000,000 principal amount of 5.75% Convertible Senior Notes due 2014
(the “Convertible Senior Notes Offering”)

The information in this pricing term sheet relates only to the concurrent Common Stock Offering and Convertible Senior Notes Offering and should be read together with (i) the preliminary prospectus supplement dated June 1, 2009 relating to the Common Stock Offering, including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated June 1, 2009 relating to the Convertible Senior Notes Offering, including the documents incorporated by reference therein, and (iii) the related base prospectus dated April 23, 2009, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Issuer:	Western Refining, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	WNR / The New York Stock Exchange (“NYSE”).

Trade Date:	June 4, 2009.

Settlement Date:	June 10, 2009.

Common Stock Offering

Title of Securities:	Common stock, par value $0.01 per share, of the Issuer (the “Common Stock”).

Shares Offered and Sold:	20,000,000 shares (or a total of 23,000,000 shares if the underwriters exercise their option to purchase up to 3,000,000 additional shares of the Common Stock).

Last Reported Sale Price of Common Stock
on the NYSE on June 4, 2009:	$9.50 per share of Common Stock.

Public Offering Price:	$9.00 per share of Common Stock.

Use of Proceeds:
The Issuer estimates that the net proceeds from the Common Stock Offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $170.5 million (or approximately $196.2 million if the underwriters exercise their option to purchase up to 3,000,000 additional shares of the Common Stock in full).

Commissions and Discounts:
The underwriters have advised the Issuer that they propose to initially offer shares of the Common Stock to the public at the Public Offering Price and to dealers at that price less a concession not in excess of $0.27 per share. After the initial public offering of the shares of the Common Stock, the Public Offering Price and other selling terms may be changed by the underwriters.

	Per Share	Without Option	With Option
Public Offering Price	$9.00	$180,000,000	$207,000,000
Underwriting Discount	$0.45	$9,000,000	$10,350,000
Proceeds, Before Expenses, to the Issuer	$8.55	$171,000,000	$196,650,000

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co.

Co-Managers:	ABN AMRO Incorporated and BNP Paribas Securities Corp.

CUSIP	959319104

  Convertible Senior Notes Offering

Convertible Senior Notes:	5.75% Convertible Senior Notes due 2014 (the “Notes”).

Aggregate Principal Amount Offered:
$200 million principal amount of Notes (or a total of $230 million principal amount of Notes if the underwriters exercise their option to purchase up to an additional $30 million principal amount of Notes).

Maturity:	The Notes will mature on June 15, 2014, unless earlier converted or repurchased by the Issuer at the holder’s option upon a fundamental change.

Interest Rate:	5.75% per year.

Interest Payment and Record Dates:
Interest will accrue from the Settlement Date or from the most recent date to which interest has been paid or duly provided for, and will be payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2009, to the person in whose name a Note is registered at the close of business on June 1 or December 1, as the case may be, immediately preceding the relevant interest payment date.

Last Reported Sale Price of Common Stock
on the NYSE on June 4, 2009:	$9.50 per share of Common Stock.

Reference Price:	$9.00 per share of Common Stock, the public offering price per share in the concurrent Common Stock Offering.

Conversion Premium:	Approximately 20% above the Reference Price.

Initial Conversion Price:	Approximately $10.80 per share of Common Stock.

Initial Conversion Rate:	92.5926 shares of Common Stock per $1,000 principal amount of Notes, subject to adjustment.

Use of Proceeds:
The Issuer estimates that the net proceeds from the Convertible Senior Notes Offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $193.4 million (or approximately $222.5 million if the underwriters exercise their option to purchase up to $30 million additional principal amount of Notes in full).

Commissions and Discounts:
The underwriters have advised the Issuer that they propose initially to offer the Notes to the public at a price of 100% of the principal amount of Notes, plus accrued interest from the Settlement Date, if any, and to dealers at that price less a concession not in excess of 1.8% of the principal amount of the Notes, plus accrued interest from the Settlement Date, if any. After the initial public offering of the Notes, the Public Offering Price and other selling terms may be changed by the underwriters.

	Per Share	Without Option	With Option
Public Offering Price	$1,000.00	$200,000,000	$230,000,000
Underwriting Discount	$30.00	$6,000,000	$6,900,000
Proceeds, Before Expenses, to the Issuer	$970.00	$194,000,000	$223,100,000

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co.

Co-Managers:	ABN AMRO Incorporated and Wachovia Capital Markets, LLC.

CUSIP Number:	959319AC8

ISIN Number:	US959319AC82

Adjustment to Shares Delivered Upon
Conversion In Connection With a
Make-whole Fundamental Change:
The following table sets forth the number of additional shares of Common Stock to be added to the conversion rate per $1,000 principal amount of Notes for certain conversions in connection with a make-whole fundamental change for each Stock Price and Effective Date set forth below:

	Stock Price
Effective Date	$9.00	$10.00	$11.00	$12.00	$15.00	$20.00	$25.00	$30.00	$40.00	$50.00	$60.00	$75.00
June 10, 2009	18.5185	16.9794	14.7455	12.9875	9.4710	6.1445	4.3398	3.1567	1.7698	0.8784	0.4453	0.1245
June 15, 2010	18.5185	15.7807	13.4903	11.7447	8.3508	5.5735	3.9520	2.8195	1.5364	0.8395	0.4361	0.1220
June 15, 2011	18.5185	14.4805	12.0295	10.2530	7.0552	4.5559	3.2037	2.3281	1.2747	0.6916	0.3450	0.0681
June 15, 2012	18.5185	12.9332	10.1436	8.2690	5.3193	3.4266	2.4474	1.8107	1.0238	0.5690	0.2901	0.0661
June 15, 2013	18.5185	10.5193	7.1980	5.2471	2.9223	1.8759	1.3592	1.0175	0.5910	0.3350	0.1673	0.0180
June 15, 2014	18.5185	7.4074	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•
If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•
If the stock price is greater than $75.00 per share (subject to adjustment in the same manner as the Stock Prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•
If the stock price is less than $9.00 per share (subject to adjustment in the same manner as the Stock Prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed 111.1111 per $1,000 principal amount of Notes, subject to adjustments in the same manner, and at the same time, as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the preliminary prospectus supplement dated June 1, 2009 for the Convertible Senior Notes Offering.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplements each dated June 1, 2009) with the U.S. Securities and Exchange Commission (SEC) for the offerings to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and each of the Common Stock Offering and the Convertible Senior Notes Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the applicable prospectus supplement and accompanying prospectus if you request it by calling Merrill Lynch & Co. at (212) 449-1000 or Goldman, Sachs & Co. at (866) 471-2526.

This communication should be read in conjunction with the preliminary prospectus supplements dated June 1, 2009 and the accompanying prospectus. The information in this communication supersedes the information in the relevant preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.